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Exhibit 1.1

EXCHANGE AGREEMENT

        THIS EXCHANGE AGREEMENT (the "Agreement"), dated as of December 17, 2004, between Life Therapeutics Limited (f/k/a Gradipore Limited), a corporation organized under the laws of the Commonwealth of Australia (the "Company"), and Serologicals Finance Company, a Delaware corporation (the "Holder").

WITNESSETH

        WHEREAS, Holder previously sold all of the issued and outstanding shares of its wholly-owned subsidiary, LifeSera, Inc. (f/k/a Serologicals Specialty Biologics, Inc.), a Delaware corporation ("LifeSera"), to Life Gels, Inc. (f/k/a Gradipore, Inc.), a Delaware corporation ("LG"), and wholly-owned subsidiary of the Company (the "Acquisition");

        WHEREAS, as consideration for the Acquisition, Holder received, and currently holds, two promissory notes, the first in the amount of One Million Five Hundred Thousand Dollars (US $1,500,000.00), a copy of which is attached hereto as Exhibit A (the "Short Term Old Note"), and the second in the amount of Eleven Million Eight Hundred Three Thousand Eight Hundred Sixty-Seven Dollars (US $11,803,867.00), a copy of which is attached hereto as Exhibit B (the "Long Term Old Note", together with the Short Term Old Note, the "Old Notes") each made by LifeSera, LifeSera Nevada, Inc. (f/k/a Serologicals Nevada, Inc.), a Nevada corporation ("Nevada"), LifeSera Business Trust (f/k/a Serologicals Business Trust), a Nevada business trust ("LBT"), LifeSera Investments, LLC (f/k/a Serologicals Investments, LLC), a Georgia limited liability company ("LLC"), LifeSera Management Partnership, LP (f/k/a Serologicals Management Partnership, LP), a Delaware limited partnership ("LP"), Allegheny Biologicals, Inc., a Pennsylvania corporation ("Allegheny"), LG and Life Therapeutics Plasma Holdings, Inc. (f/k/a Gradipore Plasma Holdings, Inc.), a Delaware corporation ("GPH" and together with LifeSera, Nevada, LBT, LLC, LP, Allegheny and LG, each a "Maker" and collectively, the "Makers"), in connection with the Acquisition;

        WHEREAS, subject to the terms and subject to the conditions of this Agreement, the Holder desires to forgive any outstanding principal plus accrued but unpaid interest under the Old Notes in consideration for (i) a new secured promissory note issued by the Company and the Makers in the amount of Seven Million Eight Hundred Thousand Dollars (US $7,800,000.00), a copy of which is attached hereto as Exhibit C (the "Note"), which Note shall be secured as more fully set forth in that certain Amended and Restated Security Agreement, of even date herewith (the "Security Agreement"), a copy of which is attached hereto as Exhibit D, (ii) a non-exclusive license to use certain proprietary technology of the Company pursuant to the license set forth in Article V of this Agreement (the "License") and (iii) the Release (as defined below);

        WHEREAS, Holder acknowledges that the Company and the other Makers are entering into this Agreement to, along with other good and valuable consideration, strengthen their respective balance sheets and financial positions to better enable the Company to engage in new financing arrangements through the issuance of equity or debt securities or otherwise.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth and each act done pursuant hereto, the parties hereto, intending to be legally bound, do hereby represent, warrant, covenant and agree as follows:

ARTICLE I
DEFINITIONS

        In this Agreement or in the Note, as applicable, the following terms have the meanings specified or referred to in this Article I and are equally applicable to both the singular and plural forms:

        "1933 Act" means the Securities Act of 1933, as amended.

        "Acts" means the 1933 Act and any applicable state securities laws.

        "Affiliate" means any Person (a) that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the Person involved, including, without limitation, officers, directors and individuals in like capacities, (b) that directly or beneficially owns or holds 5% or more of any equity interest in the Person involved, or (c) 5% or more of whose voting securities (or in the case of a Person which is not a corporation, 5% or more of any equity interest) is owned directly or beneficially by the Person involved. As used herein, the term "control" shall mean possession, directly or indirectly, of the power to direct or to cause the direction of the management or policies of a Person, whether through ownership of equity interests, by contract or otherwise.

        "ASX" means the Australian Stock Exchange Limited ABN 98 008 624 691 and the stock market operated by it.

        "Business" means the business of (a) collecting, refining, processing, testing, validating, labeling, packaging, marketing, advertising, administering, selling and distributing the Inventory, (b) operating the Donor Centers and (c) conducting any other business engaged in by LifeSera and the Subsidiaries on the date of this Agreement.

        "Closing Documents" means this Agreement, the Note, the Security Agreement and the Release (as defined below).

        "Donor Centers" means each of those source plasma donor collection centers listed on Schedule A of that certain Stock Purchase Agreement, dated as of December 19, 2003, by and among the Company, LG, Holder and Serologicals Corporation.

        "Indebtedness" means all indebtedness for borrowed money (including money obligations) maturing one year or more from the date of creation or incurrence thereof or renewable or extendible at the option of the debtor to a date one year or more from the date of creation or incurrence thereof, all indebtedness under revolving credit arrangements extending over a year or more, all capitalized lease obligations and all guarantees of any of the foregoing.

        "Inventory" means all inventories of raw materials, work-in-process, finished goods, fluids, components, parts, packaging materials and other materials related thereto which are held at, or are in transit from or to, the locations at which the Business is conducted, or located at customers' premises on consignment or elsewhere, in each case, which are used or useful by LifeSera, the Subsidiaries or any Affiliates thereof in the conduct of the Business, including but not limited to, all human polyclonal plasma containing blood typing reagents, clinical diagnostic antibodies, all naturally occurring disease associated antibodies, and all plasma containing Rh immune globulin (Anti-D), anti-hepatitis B immune globulin (HBs), anti-rabies immune globulin (Rabies), vaccinia immune globulin (VIG), intravenous immune globulin (IVIG), BDP-I, BDP-II, BDP-III, Antisera and D-Slide, and any other source plasma, specialty or non-specialty antibodies and specialty biologic components, as well as any other therapeutic or diagnostic products.

        "One Month LIBOR" as referenced in the Note means the rate of interest, for any calendar month beginning on the first day of such calendar month and ending on the last day of such calendar month, which is equal to the offered rate for deposits in U.S. dollars of amounts comparable to the principal amount of the Note, which rate appears on that page of Bloomberg reporting service, or such similar service as determined by the Holder, that displays British Bankers' Association interest settlement rates for deposits in U.S. Dollars, as of 11:00 A.M. (London, England time) two (2) business days prior to the first day of such calendar month; provided, that if no such offered rate appears on such page, the rate used for such calendar month will be the per annum rate of interest determined consistent with this definition in good faith by the Holder.

        "Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether federal, state, county, city or otherwise and including, without limitation, any instrumentality, division, agency or department thereof).

        "Release" means the Release Agreement, dated as of the date hereof, made by the Company and the Makers in favor of the Holder and its Affiliates, a copy of which is attached hereto as Exhibit E.

        "Replacement Stock Certificates" means certificates representing the issued and outstanding shares of the capital stock of Life Sera and Nevada.

        "Shares" means such ordinary shares of the Company, which are in the same class of those ordinary shares that are quoted on ASX, as are transferred to the Holder pursuant to Section 1 of the Note.

        "Subsidiaries" means Nevada, LBT, LLC, LP, Allegheny, collectively.

ARTICLE II
EXCHANGE

        2.1    Exchange of Promissory Notes.    Holder hereby agrees to assign and transfer to the Company at the Closing (as defined below), and the Company hereby agrees to accept and acquire from Holder at the Closing all right, title and interest in and to the indebtedness represented by the Old Notes in consideration and in exchange for the issuance by the Company to such Holder of the Note and the execution and delivery by the Company and the Makers of the Release.

        2.2    Closing and Deliveries.    The cancellation and exchange provided for in Section 2.1 above is taking place simultaneously with the execution and delivery of this Agreement (the "Closing"). At the Closing, the Company shall duly and validly deliver to Holder the duly executed Closing Documents, against delivery by the Holder of the Old Notes and cancellation of same by the Company. Simultaneously with the Closing, the Company shall pay to the Holder the sum of U.S. $5,000.00 to reimburse the Holder for its out-of-pocket expenses in connection with the consummation of the transactions contemplated by this Agreement. The Holder shall, within 90 days following the Closing, submit to the Company (i) invoices with respect to its out-of-pocket expenses and (ii) a check in the amount of any excess of its out-of-pocket expenses over the expenses represented by such invoices or a request for payment of any out-of-pocket expenses incurred by the Holder in excess of U.S. $5,000.00. The Company will pay any such invoice promptly following its receipt thereof.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF HOLDER

        Holder hereby represents and warrants to the Company that:

        3.1    Authority; Ownership.    Except as provided in the next sentence, Holder owns all right, title and interest to the Old Notes free and clear of any claim, suit, proceeding, call, commitment, trust, proxy, restriction, limitation, security interest, pledge, lien or encumbrance of any kind or nature whatsoever, and has full power and authority to transfer and assign the same hereunder to the Company. Holder has pledged the Old Notes to JPMorgan Chase Bank, as Administrative Agent (the "Agent"), pursuant to that certain Credit Agreement, dated as of October 14, 2004, among Serologicals Corporation, the lenders named therein and the Agent.

        3.2    Investment Representations.

          (a)   Holder understands that the Note is not, and any Shares of the Company that may be issued to Holder in connection with a Share Payment (as defined in the Note) may not be,

  registered under the Acts in reliance on an exemption from registration under the 1933 Act pursuant to Section 4(2) thereof for the transaction contemplated by this Agreement and the issuance of the Note hereunder;

          (b)   Holder understands that the Note (and any Shares of the Company that may be issued to Holder in connection with a Share Payment) may not be sold, transferred or otherwise disposed of without registration under the 1933 Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Note or Shares or an available exemption from registration under the 1933 Act, the Note and any Shares issued in connection with a Share Payment must be held indefinitely; and

          (c)   Holder is an "Accredited Investor" as that term is defined in Rule 501 of Regulation D promulgated under the 1933 Act.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to Holder that:

        4.1    Valid Issuance.    When, and if, issued in accordance with the terms of the Note, the Shares will be duly and validly issued, fully paid and nonassessable, free from pre-emptive rights, quoted on ASX, able to be sold on ASX without restriction, free of restrictions of transfer other than pursuant to the terms thereof and applicable state and federal securities laws and the applicable securities laws of the Commonwealth of Australia, and any other contractual restrictions entered into by Holder and ranking equally with and carry all rights attaching to the existing issued ordinary shares of the Parent at the time of their issue.

        4.2    Organization.    The Company is a corporation duly organized and validly existing under the laws of the Commonwealth of Australia, and has all requisite corporate power and authority to execute, deliver and perform the Closing Documents.

        4.3    Authority.    All corporate action on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of all obligations of the Company under this Agreement, the Security Agreement and the Release and for the authorization, issuance and delivery of the Note being exchanged under this Agreement and the issuance of Shares to the Holder pursuant to the terms of the Note has been taken or will be taken prior to the Closing, or in the case of the issuance of Shares to the Holder, prior to such issuance. This Agreement, the Note, the Security Agreement and the Release, when executed and delivered, shall constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms.

        4.4    No Approvals or Conflict.    No consent, approval or authorization of or declaration to or filing with any Person is required for the valid authorization, execution and delivery by the Company of this Agreement, the Note, the Security Agreement, the Release or any Shares or for its consummation of the transactions contemplated hereby and thereby or for the valid authorization, issuance and delivery of the Note and the Shares. The execution, delivery and performance by the Company of this Agreement, the Note, the Security Agreement, the Release and the Shares and its consummation of the transactions contemplated herby and thereby will not (a) contravene, conflict with or violate any provision of any law applicable to the Company or any of its properties or assets, except where any such contravention, conflict or violation would not reasonably be likely to have a Material Adverse Effect on the Company (as defined below) or (b) contravene, conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any lien upon any of the properties or assets of the Company or under its certificate of incorporation or bylaws or any material contract to which it is a party except where any such contravention, conflict or breach would not reasonably be likely to have a Material Adverse Effect on the Company. The term "Material Adverse Effect" shall mean an event or series of events that, in the aggregate, would reasonably be likely to have a material adverse effect on the assets, liabilities, financial condition, business or results of operations of the Company or the ability of the Company to operate in the ordinary course of business or to perform its obligations under the terms of this Agreement, the Note, the Security Agreement or the Release.

ARTICLE V
LICENSE

        5.1    Technology.    The Company owns valuable, patented technology relating to tangential flow membrane electrophoresis (the "Gradiflow Technology"), including patent rights and patents that may from time to time issue with claims covering Life Therapeutics' patented Gradiflow Device (the "Gradiflow Device") or improvements thereto and other information (the "Related Technology") relating to use of the Gradiflow Technology for the recovery of proteins and other charged molecules from solutions containing such molecules (collectively, the Gradiflow Technology and the Related Technology shall be referred to herein as the "Company Technology").

        5.2    License.    The Company hereby grants to Holder a non-exclusive worldwide license to use the Company Technology solely for its internal business use related to cell culture separation and solely for experiments, developmental work, and/or tests requiring the recovery of molecules from solutions containing such molecules. Holder may not use the Company Technology for commercial production and Holder may not exchange for value products produced by the Company Technology or use the products to produce other products in exchange for value. Holder shall not perform or offer to perform commercial services of any kind using the Company Technology, including, without limitation, the reporting of the results of Holder's use of the Company Technology for consideration. Holder agrees not to take any action that will infringe upon the Company Technology or Company's exclusive right to modify, enhance and develop the Company Technology, including, without limitation, Company's right to develop methods and applications for use with the Company Technology.

        Should Holder desire to use the Company Technology for other purposes, such as in trade or commerce or to produce products that are to be used in trade or commerce, and/or should Holder wish to purchase or lease the Gradiflow Device from the Company, Holder must obtain an additional license from Company. Should Holder wish to develop separation methods and applications relating to an existing use of the Company Technology or a use in development by the Company, Holder agrees to notify the Company of such proposed development. Holder further agrees that the developed intellectual property shall be owned solely by the Company. Holder agrees to execute and deliver to the Company such instruments as the Company deems necessary to vest in Company the sole ownership of and all exclusive rights in and to any such developed intellectual property.

        5.3    Ownership.    Holder acknowledges that the Company Technology is owned by the Company and/or its licensors and Holder does not receive any ownership rights to the Company Technology in connection with the license granted herein.

        5.4    Transfer of Rights.    Holder may not transfer or assign its license rights set forth herein without the express written consent of the Company, which consent may be withheld in the Company's sole discretion.

        5.5    Term.    This license grant, and any and all rights, and obligations set forth herein with respect to such license, shall become effective on the Closing Date of this Agreement and shall continue in effect for a period expiring on the later to occur of (i) the repayment in full of the Note and (ii) the fifth anniversary of the date hereof.

        5.6    Confidentiality.    Holder acknowledges that the Company Technology contains confidential and proprietary information of the Company. Holder agrees to (i) hold the Company Technology in the strictest confidence, (ii) not disclose the Company Technology to any third party for any purpose, and (iii) use the same security measures with respect to the Company Technology as Holder uses to protect its own confidential information, but no less than commercially reasonable measures to protect the confidentiality of the Company Technology. Holder agrees and acknowledges that any breach of the provisions regarding ownership or confidentiality of the Company Technology shall cause the Company irreparable harm and the Company may obtain injunctive relief without the requirement to post a bond as well as seek all other remedies available to the Company in law and in equity in the event of breach or threatened breach of such provisions.

        5.7    No Warranty.    THE COMPANY TECHNOLOGY IS PROVIDED "AS IS". THE COMPANY MAKES NO WARRANTIES WHATSOEVER WITH RESPECT TO THE COMPANY TECHNOLOGY WHETHER EXPRESS, IMPLIED OR STATUTORY INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHER SIMILAR WARRANTIES.

        5.8    Limitation of Liability.    IN NO EVENT SHALL THE COMPANY OR ANY OF ITS LICENSORS BE LIABLE TO HOLDER, ITS AFFILIATES OR ANY THIRD PARTY FOR ANY INDIRECT, INCIDENTAL, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF THE COMPANY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE COMPANY'S TOTAL LIABILITY RELATED TO ALL COMPANY TECHNOLOGY PROVIDED TO HOLDER HEREUNDER REGARDLESS OF THE CLAIM, SHALL NOT EXCEED THE FEES PAID BY HOLDER TO THE COMPANY FOR THE LICENSE RIGHTS GRANTED TO HOLDER HEREUNDER. Holder agrees that the Company shall not be liable for any damages arising out of a use of the Company Technology that is inconsistent with the Company's specifications or recommendations.

ARTICLE VI
MISCELLANEOUS

        6.1    Performance.    Holder agrees that it shall diligently observe and perform or cause to be observed and performed all obligations to be observed or performed under the Closing Documents.

        6.2    Securities Filings.    Within the prescribed time after the Closing, the Company shall file all documents and take all proceedings required to be taken by it to permit the Note and, when applicable, the Shares to be issued to the Holder in compliance with applicable Australian, U.S. federal and state securities laws and the listing rules of the ASX.

        6.3    Replacement of Lost Security.    Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of the Note or any of the Shares and, in the case of any such loss, theft or destruction of the Note or any of the Shares (in each case a "Lost Security"), upon receipt by the Company or its transfer agent of an indemnity reasonably satisfactory to the Company, which may in any event include the posting of a bond in an amount satisfactory to cover the amount of Shares or Note alleged to be lost, stolen or destroyed or, in the case of any such mutilation, upon the surrender and cancellation of the Note or the mutilated Shares, the Company, at its expense, shall execute and deliver, in lieu thereof, a new Note or new Shares, as the case may be, of like tenor and dated the date of such Lost Security; provided that the Company (or its transfer agent) shall have the right to require Holder to execute and deliver such other documentation that may be is reasonably requested by Company in order to provide adequate assurance with respect to the Lost Security. Any Lost Security in lieu of which any such new Note or new Shares, as the case may be, has been so executed and delivered by the Company shall not be deemed to be an outstanding Note or outstanding Shares, as the case may be.

        6.4    Notices.    All notices, demands and other communications provided for or permitted hereunder or under the Note, the Security Agreement or the Release shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, by next day delivery through a recognized national courier or personal delivery:

(a) If to the Company:
Life Therapeutics Limited P.O. Box 6126 Frenchs Forest 22 Rodborough Road NSW 2086, Australia Attention: John Manusu & Hari Nair Telecopy: (612) 9436-2907
with a copy to:	Buchanan Ingersoll PC 1776 K Street, N.W., Suite 800 Washington, D.C. 20006-2365 Attention: Edward John Allera, Esq.
(b) if to the Holder, to:	Serologicals Corporation 5655 Spalding Drive Norcross, Georgia 30092 Attention: Vice President, General Counsel
with a copy to:	King & Spalding LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303-1763 Attention: G. Roth Kehoe, Esq.

        Any such notice, communication or delivery will be deemed given or made (a) on the fifth (5th) business day after it is mailed by registered or certified mail, (b) on the first (1st) business day after delivery to an appropriate customer service representative if sent by next day delivery through a recognized national courier, or (c) on the date of delivery if delivered in person. Any party may change its address for notice purposes by giving written notice to the other parties in the manner specified above.

        6.5    Entire Agreement.    This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, executors and administrators. The parties hereto may execute this Agreement in any number of counterparts, each of which when executed and delivered, shall be an original, but all of which when taken together shall constitute one and the same instrument.

        6.6    Maintenance of Authorized Shares; Replacement Stock Certificates.    The Company at all times until the Note is repaid in full shall have authorized and reserved, and shall keep available and free from preemptive rights, a sufficient number of Shares to provide for the issuance of Shares in payment of the principal amount of the Note to the extent contemplated by the Note. Within 30 days of the date of the Closing, the Company shall deliver the Replacement Stock Certificates to the Holder.

        6.7    Governing Law.    This Agreement shall be interpreted in accordance with the laws of the State of Delaware, without regard to any jurisdiction's conflict of law provisions.

[signatures follow]

        IN WITNESS WHEREOF, the parties have duly executed this Exchange Agreement as of the day and year first above written.

COMPANY:	LIFE THERAPEUTICS LIMITED
	By:	/s/ JOHN MANUSU
	Name:	John Manusu
	Title:	Authorized Officer
HOLDER:	SEROLOGICALS FINANCE COMPANY
	By:	/s/ HAROLD W. INGALLS
	Name:	Harold W. Ingalls
	Title:	President

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  Exhibit 1.1